UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No. 11)

EXICURE, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

30205M200

(CUSIP Number)

Kyungwon Oh

Chief Executive Officer

CBI USA, Inc. and DGP Co., Ltd.

c/o Baker & Hostetler LLP

One North Wacker Drive, Suite 4500

Chicago, IL 60606-2841

Attention: Jonathan Park

(312) 416-6200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 29, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box: ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 30205M200

1.	Names of Reporting Persons CBI USA, Inc.
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC, AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ Not Applicable
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 818,299
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 818,299
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 818,299
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 9.5%(1)
14.	Type of Reporting Person CO

(1)	Percentage ownership based on 8,648,307 shares outstanding as reported in the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 11, 2023.

CUSIP No. 30205M200

1.	Names of Reporting Persons DGP Co., Ltd.
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) BK
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ Not Applicable
6.	Citizenship or Place of Organization Republic of Korea

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,060,000
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 3,060,000
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,060,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 35.4%(1)
14.	Type of Reporting Person CO

(1)	Percentage ownership based on 8,648,307 shares outstanding as reported in the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 11, 2023.

SCHEDULE 13D

This Amendment No. 11 (“Amendment No. 11”), being filed jointly by CBI USA, Inc. (“CBI USA”) and DGP Co., Ltd. (“DGP”, and together with CBI USA, the “Reporting Persons”), amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on June 1, 2022 (the “Initial Schedule 13D” and together with Amendment No. 1 thereto filed with the SEC on October 31, 2022 (“Amendment No. 1”), Amendment No. 2 thereto filed with the SEC on December 5, 2022 (“Amendment No. 2”), Amendment No. 3 thereto filed with the SEC on December 19, 2022 (“Amendment No. 3”), Amendment No. 4 thereto filed with the SEC on January 23, 2023 (“Amendment No. 4”), Amendment No. 5 thereto filed with the SEC on February 13, 2023 (“Amendment No. 5”), Amendment No. 6 thereto filed with the SEC on March 3, 2023 (“Amendment No. 6”), Amendment No. 7 thereto filed with the SEC on May 1, 2023 (“Amendment No. 7”), Amendment No. 8 thereto filed with the SEC on May 17, 2023 (“Amendment No. 8”), Amendment No. 9 thereto filed with the SEC on June 28, 2023 (“Amendment No. 9”), and Amendment No. 10 thereto filed with the SEC on August 8, 2023 (“Amendment No. 10”), the “Schedule 13D”) by CBI USA, and, with respect to Amendment No. 9 and Amendment No. 10, DGP, with respect to the Common Stock, par value $0.0001 per share, of Exicure, Inc. (“Exicure” or the “Company”). This Amendment No. 11 amends Items 4, 5, 6, and 7 to the extent set forth below.

Item 4. Purpose of the Transaction

Item 4 is supplemented as follows:

The Reporting Persons believe that, as a result of the changes to the composition of the Company’s board of directors in August and September of 2023, the board appropriately represents their interests as substantial stockholders and the interests of all stockholders of the Company. At this time, the Reporting Persons expect to continue to work with the board to seek financing and attempt to cure outstanding deficiencies with Nasdaq listing requirements and SEC reporting requirements.

Item 5. Interest in Securities of the Issuer

Item 5 is supplemented as follows:

On February 29, 2024, in connection with the DGP Sale (as reported in Item 6), DGP transferred its interest in 340,000 shares of Common Stock to OverdigmK. As a result, as of February 29, 2024, DGP beneficially owns (with sole voting power) 3,060,000 shares of Common Stock representing 35.4% of the outstanding shares of Common Stock, and CBI USA beneficially owns (with sole voting and dispositive power) 818,299 shares of Common Stock representing 9.5% of the outstanding shares of Common Stock. The Reporting Persons as a group beneficially own 44.8% of the outstanding shares of Common Stock as of such date. The percentage ownerships are based on 8,648,307 shares outstanding as reported in the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 11, 2023.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is supplemented as follows:

On February 29, 2024, DGP and OverdigmK Co., Ltd., a Republic of Korea listed company (“OverdigmK”), entered into a stock purchase agreement (the “DGP Sale Agreement”), a translated copy of which is attached hereto as an Exhibit, pursuant to which DGP agreed to sell all of its 3,400,000 shares of Common Stock to OverdigmK for a total consideration of 6 billion Korean Won (equal to $1.32 per share as of February 29, 2024), with 10% of the sale closing on such date and the remaining 90% of the sale to close by or on June 30, 2024 (the “DGP Sale”).

On the same date, in connection with the DGP Sale, the Reporting Persons entered into a stock loan agreement (the “Loan Agreement”), a translated copy of which is attached hereto as an Exhibit, pursuant to which CBI USA loaned 340,000 shares of Common Stock to DGP (the “Stock Loan”, and such loaned shares, the “Loaned CBI USA Shares”). For administrative reasons to facilitate a timely initial closing, DGP initially delivered the Loaned CBI USA Shares to OverdigmK in exchange for 10% of the total consideration, and the Reporting Persons plan to settle the Stock Loan when OverdigmK pays the remaining 90% of the total consideration by or on June 30, 2024.

Item 7. Material to be Filed as Exhibits.

Item 7 is supplemented by adding the following exhibits:

Exhibit No.	Name

1.	Stock Purchase Agreement of DGP*

2.	Stock Loan Agreement between the Reporting Persons*

*	English language provisions are a translation.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Date: March 4, 2024

CBI USA, INC.

By:	/s/ Kyungwon Oh
Name:	Kyungwon Oh
Title:	Chief Executive Officer

DGP Co., Ltd.

By:	/s/ Kyungwon Oh
Name:	Kyungwon Oh
Title:	Chief Executive Officer